April 26, 2012

VIA ELECTRONIC TRANSMISSION

Howie Hallock

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Select Funds (the “Registrant”)—Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A, File Nos. 333-103025; 811-21296

Dear Mr. Hallock:

This letter is in response to comments that the Registrant received verbally from the Staff on Friday, March 14, 2012 in connection with the Registrant’s Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A as filed with the SEC on January 30, 2012.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;
2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and
3.	The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Delete the Expense Waivers column of the Annual Fund Operating Expenses tables on page 3 of the Summary Prospectus since the Expense Waivers are 0.

Response: The Registrant has deleted the Expense Waivers column accordingly.

COMMENT 2: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Refer to Expense Waivers in the footnote to the Annual Fund Operating Expenses table in each Summary Prospectus as waivers. The Registrant current refers to the waivers as reimbursements.

Response: The Registrant has revised the disclosure in the footnote to the Annual Fund Operating Expenses table in each Summary Prospectus accordingly.

COMMENT 3: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Change the † footnote to a number 1 and footnote number 1 to a number 2 in the footnotes to the Annual Fund Operating Expenses table in each Summary Prospectus.

Response: The Registrant has revised the footnotes accordingly.

COMMENT 4: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: In footnote 1 (now to be labeled footnote 2) of the Annual Fund Operating Expenses table in each Summary Prospectus, remove the word “net” before “annual operating expenses” in the first sentence of that footnote.

Response: The Registrant has deleted the word “net” from the disclosure.

COMMENT 5: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Remove the following sentence of footnote 1 (now to be labeled footnote 2) of the Annual Fund Operating Expenses table in each Summary Prospectus as it is appears to be duplicative of the disclosure “(exclusive of portfolio transaction costs, interest and extraordinary expenses)” in the preceding sentence: “Certain expenses of the Fund, such as interest and dividend expenses, are not subject to the operating expense limitation.” If you leave this disclosure in the footnote, please clarify and provide a complete list of what expenses are not subject to the operating expense limitation.

Response: The Registrant has removed the sentence noted above as it is duplicative of the disclosure in the preceding sentence. The Registrant has revised the bracketed disclosure to include dividend expenses.

COMMENT 6: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: For Baron Emerging Markets Fund and Baron Global Growth Fund, remove the following clause from the † footnote (now to be labeled footnote 1) as it is unnecessary language: “and take into account the net annual operating expense limitation agreed to by BAMCO, Inc. (“BAMCO” or the “Adviser”).”

Response: The Registrant has revised the disclosure accordingly.

COMMENT 7: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: For Baron Global Growth Fund, explain what the Registrant means by emerging “franchise” companies in the first sentence under “Principal Investment Strategies of the Fund.”

Response: The Registrant has revised the disclosure to remove the word “franchise” and replace it with the word “markets,” so that it reads “emerging markets companies.”

COMMENT 8: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: For Baron Global Growth Fund, include the percentage of non-U.S. companies that make up the MSCI All Country World Index in the Principal Investment Strategies of the Fund section.

Response: The Registrant respectfully disagrees with the Staff’s comment. Since the percentage of non-U.S. companies that make up the MSCI All Country World Index changes periodically, the Registrant prefers not to add a specific percentage in its prospectus disclosure as that percentage will likely change while the Prospectus is effective.

COMMENT 9: Statutory Prospectus—Additional Investment Risks

Comment: Identify market cap ranges in MSCI Emerging Markets (EM) Index and the MSCI Frontier Markets (FM) Index.

Response: The Registrant respectfully disagrees with the Staff’s comment. Since the market cap ranges in the MSCI Emerging Markets (EM) Index and the MSCI Frontier Markets (FM) Index change periodically, the Registrant prefers not to add specific market cap ranges as those ranges will likely change while the Prospectus is effective.

COMMENT 10: Summary Prospectus—Investments, Risks, and Performance and Statutory Prospectus—Additional Investment Risks

Comment: In the General Stock Market risk, include language that says that the investor may lose money on his or her investment.

Response: The Registrant has revised the disclosure accordingly.

COMMENT 11: Summary Prospectus—Investments, Risks, and Performance

Comment: For Baron Global Growth Fund, how do the Principal Risks of Investing in the Fund relate to the Fund’s Principal Investment Strategies. Consider rewriting the Principal Risks of Investing in the Fund to address the specific risks of investing in the Fund.

Response: The Registrant believes that the risks listed in the summary prospectus are risks that we believe are most relevant to investing in this fund and are written to address such risks.

COMMENT 12: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: Remove the following disclosure regarding the frequent trading policy of the Funds from each Summary Prospectus section of the prospectus because it is not required by Form N-1A: “The Fund is not for short-term traders who intend to purchase and then sell their Fund shares within a ninety-day period. If the Adviser reasonably believes that a person is not a long-term investor, it will attempt to prohibit that person from making additional investments in the Fund.”

Response: The Registrant respectfully disagrees with the Staff’s comment. The Registrant believes that most investors will only read the Summary Prospectus and information that could result in an investor being banned from trading in the Funds should be disclosed. The Registrant believes that it would be unfair to penalize an investor for violating the Fund’s policy of trading in and out of the Fund within a ninety-day period without having prominently disclosed that policy to the investor in the Summary Prospectus. Thus, the Registrant intends to leave the disclosure as is.

COMMENT 13: Statutory Prospectus—Additional Investment Strategies

Comment: Is the disclosure regarding what the Adviser considers in making investment decisions on behalf of the Baron Funds, applicable to all of the Baron Funds?

Response: Yes. The disclosure is applicable to all of the Baron Funds.

COMMENT 14: Statutory Prospectus—Additional Investment Strategies

Comment: Explain what the Registrant means by “significant barriers to competition” on page 51 of the Statutory Prospectus.

Response: The Adviser considers a company to have significant barriers to competition if the company has something exclusively that puts it at a significant advantage to other companies and makes it harder for other companies to get into that business. Examples of characteristics that the Adviser believes give businesses significant barriers to competition include: high replacement costs; unique products and services; superior technology; dominant market share; brand; and a strong network.

COMMENT 15: SAI—Fund Policies

Comment: For the concentration policy disclosure on page 13 of the SAI, explain the Registrant’s use of GICS as a point of reference.

Response: The Investment Company Act of 1940, as amended, does not define “industry or group of industries.” In Guide 19 of the Guidelines to Form N-1A, the SEC stated that in determining industry classifications, a registrant may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. The industry classifications chosen by the Registrant in connection with its concentration policy follow the Global Industry Classification Standard (GICS) subindustry classifications. The Registrant believes that these industry classifications are reasonable and not so broad that the primary economic characteristics of the companies in each class are materially different.

COMMENT 16: SAI—Investment Advisory and Other Services

Comment: Conform the language in the second paragraph under the Investment Adviser section on page 25 of the SAI to any changes made in response to Comment 5 above.

Response: The Registrant has conformed the language in the SAI accordingly.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel

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